February 14, 2006

Ms. Janis Douville
President
Medusa Style Corporation
580 Hornby Street, Suite 210
Vancouver, BC V6C 3B6
Canada

   Re: **Medusa Style Corporation**
       Form 10-KSB for the Fiscal Year Ended August 31, 2005
       File No. 000-50480

Dear Ms. Douville:

  We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

           Sincerely,

           William Choi
           Branch Chief